EXHIBIT 99.1

Anfield Energy Amends Credit Facility with Extract

VANCOUVER, British Columbia, Jan. 29, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) announces that it has entered into an amending and consent agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) to amend the terms of an existing credit facility (the “Credit Facility”) (see the Company’s news release dated October 6, 2023, April 17, 2024 and March 18, 2025) with Extract, as agent of the Credit Facility. Pursuant to the Amending Agreement, Extract consented to the Company’s proposed acquisition (the “Acquisition”) of all of the issued and outstanding securities of B.R.S. Inc. (see the Company’s news release dated December 18, 2025) (the “Consent”).

In consideration for the Consent, the Company has agreed to issue 50,000 bonus common shares (the “Bonus Shares”) and 500,000 bonus common share purchase warrants (the “Bonus Warrants”) to Extract, with each such Bonus Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of C$12.50 per share until September 26, 2028. The issuance of the Bonus Shares and Bonus Warrants is made in accordance with TSX Venture Exchange (“TSXV”) Policy 5.1 – Loans, Loan Bonuses, Finder’s Fees and Commissions. For so long as the Credit Facility remains outstanding, all proceeds from the exercise of the Bonus Warrants by the lender shall be used to repay the principal amount of the Credit Facility. The Consent is conditional upon the Company’s issuance of the Bonus Shares and Bonus Warrants to Extract. The issuance of the Bonus Shares and Bonus Warrants is subject to the approval of the TSXV.

Extract and its joint actor, Extract Capital Master Fund Ltd., are insiders of the Company. The transactions contemplated by the Amending Agreement, including the issuance of the Bonus Warrants and Bonus Shares, constitute a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The board of directors of the Company have determined that the transactions contemplated by the Amending Agreement, including the issuance of the Bonus Shares and Bonus Warrants, will be exempt from the formal valuation and minority shareholder approval requirements in MI 61-101 in reliance on the exemptions set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101 and, in connection therewith, the directors have determined that at the time the Amending Agreement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the Company’s market capitalization.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, statements regarding the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the approval of the TSXV of the issuance of the Bonus Share and Bonus Warrnts to Extract, the Consent being made effective as contemplated; and the Acquisition being completed as contemplated.

Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, the TSXV approval of the issuance of the Bonus Shares and Bonus Warrants to Extract, the Consent being made effective, and the completion of the Acquisition. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that the TSXV will not approve the issuance of the Bonus Shares and Bonus Warrants to Extract as contemplated, or at all; risks that the Consent will not be made effective as contemplated, or at all; risks that the Acquisition will not be completed as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca.

Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.